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                          June 26, 2023

       Deborah M. Derby
       Chief Executive Officer
       Carrols Restaurant Group, Inc.
       968 James Street
       Syracuse, NY 13203

                                                        Re: Carrols Restaurant
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 22, 2023
                                                            File No. 333-272841

       Dear Deborah M. Derby:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Palash I. Pandya